
MAIL STOP 3010

December 9, 2009

Allen Hartman, Chief Executive Officer
Hartman Short Term Income Properties XX, Inc.
2909 Hillcroft, Suite 420
Houston, TX 77057

> **Re:** **Hartman Short Term Income Properties XX, Inc.**
> **Amendment No. 9 to Form S-11**
> **File No. 333-154750**
> **Filed November 24, 2009**

Dear Mr. Hartman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   Please revise the cover page to identify the dealer manager for this offering. Please refer to Item 501(a)(8) of Regulation S-K.

Estimated Use of Proceeds, page 54

2.   We note the revised disclosure in footnote 2 on page 56 that if you raised the maximum amount and used maximum leverage, you would have available $985 million. That figure does not appear to take into account the various fees you would have to pay in connection with such acquisitions. Please revise to state the amount available after payment of all applicable fees.

Management Compensation, page 68

3.   Please revise to show the 8% construction management fee as a separate line item in the table. It appears that this fee is separate from the property management and leasing fees. Also, please revise to clarify how the services associated with this fee are different from the services associated with the development fee.

Conflicts of Interest, page 77

4.   With regard to the manager's fee of 8% of the cost of tenant improvements made on your properties, there appears to exist a conflict of interest when deciding to approve such construction and its cost. Please revise to discuss such conflict in this section.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 92

5.   Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.

Notes to Financial Statements

Note 4 – Subsequent Events, page F-11

6.   Please provide us with a more detailed explanation of the transactions between the Company, the Property Manager and the Advisor. It appears that certain related party debt of the Company was forgiven as part of the transaction. We are unclear how this transaction resulted in additional consideration paid to the Company for outstanding convertible preferred shares.

Prior Performance

Table I, page A-2

7.   We note your response to comment 4. Please note that you have now removed the selling commissions in this amendment. Please revise to reinsert the noted disclosure.

Table II, page A-3

8.   We note your response to comment 5 and the additional column with just the disclosure of the compensation paid by Hartman Short Term Income Properties

XIX. Please note that Instruction 1 to the table requests disclosure of the aggregate payments made to the sponsor in the most recent three years from all other programs. Please revise to include disclosure for all other programs that have paid fees to the sponsor during the most recent three years, regardless of whether those programs have closed.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Mark Rakip at (202) 551-3573 or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Michael Schaff, Esq. (via fax)